Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Global Small Cap
item #'s	For All	7,897,055	94.44	88.37	7,313,242	87.46	81.84
2 & 3	Withhold All	91,854	1.09	1.02	350,334	4.18	3.92
	For All Except	372,602	4.45	4.16	697,934	8.34	7.81
	Broker Non Vote

Last Updated on 02/21/2001
By MLMAG